Voya Law Department

J. Neil McMurdie Senior Counsel (860) 580-2824 Fax: (860) 580-4897 Neil.mcmurdie@voya.com

November 21, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

RE:	Voya Insurance and Annuity Company and its Separate Account B
Pre- Effective Amendment 1 to Registration Statement on Form N-4
Prospectus Title: Voya PotentialPLUS Annuity
File Nos.: 333-196391 and 811-05626

Ladies and Gentlemen: Voya Insurance and Annuity Company (the "Company") hereby acknowledges that:

  Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-4 effective, such action does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie
Senior Counsel

Windsor Site	Voya Services Company
One Orange Way, C2N
Windsor, CT 06095